EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2007 – March 31, 2008

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	3 Months* ended March 31,		12 Months ended March 31,		Dec. 31
	2008	2007	2008	2007	2007
Fixed Charges:
Interest on Long-Term Debt	$8,435	$8,895	$33,834	$34,834	$34,294
Other Interest	1,042	285	4,873	3,837	4,116
Amortization of Debt
Discount and Expense	175	184	702	720	711
Interest Portion of Rentals	393	379	1,537	1,487	1,523

Total Fixed Charges, as defined	$10,045	$9,743	$40,946	$40,878	$40,644

Earnings:
Net Income	$43,168	$48,075	$69,590	$70,457	$74,497
Taxes on Income	25,701	28,463	41,298	41,253	44,060
Fixed Charges, as above	10,045	9,743	40,946	40,878	40,644

Total Earnings, as defined	$78,914	$86,281	$151,834	$152,588	$159,201

Ratio of Earnings to Fixed Charges	7.86	8.86	3.71	3.73	3.92

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.